SECURITIES AND EXCHANGE COMMISSION
                                    Washington, D.C. 20549
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                                        SCHEDULE 14D-1
                     Tender Offer Statement Pursuant to Section 14(d)(1)
                            of the Securities Exchange Act of 1934
                                      (AMENDMENT NO. 4)

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                               LIBERTY TAX CREDIT PLUS III L.P.
                                  (Name of Subject Company)


                              LEHIGH TAX CREDIT PARTNERS L.L.C.
                                           (Bidder)

                              BENEFICIAL ASSIGNMENT CERTIFICATES
                                       (Title of Class
                                        of Securities)
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                                         531280 30 3
                                    (CUSIP Number of Class
                                        of Securities)


                                       J. Michael Fried
                                 c/o Related Capital Company
                                      625 Madison Avenue
                                      New York, NY 10022

                                          Copies to:

                                        Peter M. Fass
                                      Battle Fowler LLP
                                     75 East 55th Street
                                      New York, NY 10022
                                        (212) 856-7000

                            (Name, Address and Telephone Number of
                           Person Authorized to Receive Notices and
                             Communications on Behalf of Bidder)

                                   Calculation of Filing Fee
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        Transaction                                              Amount of
        Valuation*                                               Filing Fee
        -----------                                              ----------

        $10,325,000                                               $2,065
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         *For purposes of calculating the filing fee only.  This amount assumes the purchase of 17,500 Beneficial Assignment Certificates (representing assignments of limited partnership interests) ("BACs") of the subject company for $590 per BAC in cash.

(x) Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount previously paid:                     $2,065
Form or registration no.:                   Schedule 14D-1
Filing party:                               Lehigh Tax Credit Partners L.L.C.
Date filed:                                 April 10, 1997
                                (Continued on following pages)
                                      (Page 1 of 5 pages)

Cusip No.:  531280 30 3      14D-1                                 Page 2 of 5

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1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        LEHIGH TAX CREDIT PARTNERS L.L.C.

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2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)
                                                                      (a)  { }
                                                                      (b)  {X}
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3.      SEC Use Only


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4.      Sources of Funds (See Instructions)

        AF; BK

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5.      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(e) or 2(f)
                                                                          /  /
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6.      Citizenship or Place of Organization

        Delaware

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7.      Aggregate Amount Beneficially Owned by Each Reporting Person

        95 Beneficial Assignment Certificates (representing assignments of limited partnership interests)
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8.      Check Box if the Aggregate Amount in Row (7) Excludes
        Certain Shares (See Instructions)
                                                                          /  /

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9.      Percent of Class Represented by Amount in Row (7)

        Less than 1%

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10.     Type of Reporting Person (See Instructions)

        OO

Cusip No.:  531280 30 3              14D-1                         Page 3 of 5


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1.      Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

        LEHIGH TAX CREDIT PARTNERS, INC.

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2.      Check the Appropriate Box if a Member of a Group
        (See Instructions)
                                                                      (a)  { }
                                                                      (b)  {X}
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3.      SEC Use Only


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4.      Sources of Funds (See Instructions)

        AF; BK
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5.      Check Box if Disclosure of Legal Proceedings is Required
        Pursuant to Item 2(e) or 2(f)
                                                                         /  /
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6.      Citizenship or Place of Organization

        Delaware

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7.      Aggregate Amount Beneficially Owned by Each Reporting Person

        95 Beneficial Assignment Certificates (representing assignments of limited partnership interests)
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8.      Check Box if the Aggregate Amount in Row (7) Excludes
        Certain Shares (See Instructions)
                                                                         /  /

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9.      Percent of Class Represented by Amount in Row (7)

        Less than 1%

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10.     Type of Reporting Person (See Instructions)

        CO

                        AMENDMENT NO. 4 TO SCHEDULE 14D-1

        This Amendment No. 4 amends the Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on April 10, 1997 by Lehigh Tax Credit Partners L.L.C., a Delaware limited liability company (the "Purchaser"), as amended by Amendment No. 1 dated April 24, 1997, Amendment No. 2 dated May 5, 1997 and Amendment No. 3 dated May 9, 1997, relating to the tender offer by the Purchaser to purchase up to 17,500 issued and outstanding Beneficial Assignment Certificates ("BACs") representing assignments of limited partnership interests ("Limited Partnership Interests") in Liberty Tax Credit Plus III L.P., a Delaware limited partnership (the "Partnership"), to include the information set forth below. Terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

Item 8.        Persons Retained, Employed or to be Compensated.

        Item 8 is hereby supplemented and amended as follows:

        Section 16 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

        Except as set forth in this Section 16, the Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of BACs pursuant to the Offer. The Purchaser has retained Related Capital Company, its affiliate and an affiliate of RCP, to act as Depositary in connection with the Offer. The Purchaser has retained The Herman Group, Inc. to act as Information Agent in connection with the Offer. The Purchaser will pay to the Depositary and Information Agent reasonable and customary compensation for their services, plus reimbursement for certain reasonable out-of-pocket expenses, and has agreed to indemnify each against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws. The Purchaser will also pay all costs and expenses of printing and mailing the Offer and its legal fees and expenses.

Item 10.       Additional Information.

        Item 10(f) is hereby supplemented and amended as follows:

        All references to the Depositary shall now refer to Related Capital Company. All references to the Information Agent shall now refer to The Herman Group, Inc., which can be reached by telephone at (800) 243-5532 or by mail at 2121 San Jacinto Street, 26th Floor, Dallas, Texas 75201.



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


                                   SIGNATURES

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 15, 1997

                                            LEHIGH TAX CREDIT PARTNERS L.L.C.

                                            By:    Lehigh Tax Credit Partners,
                                                   Inc., its managing member

                                                   By:     /s/ Alan P. Hirmes
                                                          --------------------
                                                          Name: Alan P. Hirmes
                                                          Title: Vice President


                                            LEHIGH TAX CREDIT PARTNERS, INC.

                                            By:     /s/ Alan P. Hirmes
                                                   ---------------------
                                                   Name:  Alan P. Hirmes
                                                   Title: Vice President


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